13 January 2003

Over 225,000 Financial Professionals Registered For Reuters Messaging

London - Reuters (LSE – RTR.L), the global information, news and technology group, announced that over 225,000 financial professionals in 116 countries have been registered for its new instant messaging service, Reuters Messaging (RM). This significantly exceeds the company’s aggressive target to secure 175,000 registrations by the end of 2002.

Launched in October 2002, Reuters Messaging allows financial professionals to communicate instantly with colleagues and customers and addresses the specific business, security and regulatory requirements of financial institutions. The service is available within key Reuters products or stand-alone.

Tom Glocer, Reuters Group CEO, said “In the two months since launch we have established Reuters Messaging as the leading online communications service in the financial community. The power of Reuters Messaging lies in its ability to work on any Microsoft desktop and provide fast, high-security and reliable communications integrated into the systems financial professionals use to do business. Our priorities now are to continue to expand the user base, promote usage among specific communities and provide enhanced collaboration and other tools.”

In the United States, almost 80,000 financial professionals have been registered for the service including those at Putnam Investments, CoVision Capital Group, Amerex Group and Acadian Asset Management, Inc. Buy-side trading, portfolio and research functions, investment banks, and commodities and energy participants have adopted it. Bridge Trading, a Reuters company, uses it to communicate with its 700 buy-side counterparties.

In Europe, over 100,000 financial professionals have been registered for Reuters Messaging including those from Deutsche Asset Management, Dresdner Kleinwort Wasserstein, and Wiener Boerse AG.

Sabina Haas, Director, Head of Information Products, Wiener Boerse AG said: “As one of many roles, Wiener Boerse acts as a central intermediary in the Austrian Capital Market. Communication and information are therefore important for us. Making use of Reuters Messaging allows us to deepen our contacts with national and international market participants.”

In Asia, the 32,000 financial professionals registered for the service come from both established and emerging markets including China, Singapore, Hong Kong, Japan, Vietnam, Indonesia, Australia and India. The service is proving popular within the retail brokerage market where firms need to communicate between geographically dispersed branches. There is also growing usage of the service across the Asian energy sector.

Piwei Zhao of China Everbright Bank, said: “RM offers strong enterprise-grade security with buddy group functionality. It allows us to not only get real time updates from China but from around the world. We particularly like the ability to discuss market opportunities and send graphical data in real time.”

Reuters Messaging is available within a number of Reuters desktop services including its flagship product Reuters 3000 Xtra, Reuters Plus aimed at the North American retail equity market, and Reuters BridgeStation which targets the institutional trading, investment banking and portfolio management markets.

End

Contact:

Reuters

Susan Allsopp
Corporate Communications — UK
tel: +44 (0)20 7542 8404
susan.allsopp@reuters.com

Kyle Arteaga
Corporate Communications — USA
tel: + 1 646 223 5222
kyle.arteaga@reuters.com

Note to editors:

Reuters Messaging

Companies signed up to Reuters Messaging include Acadian Asset Management, Inc, Amerex Group, Bank One, Brokerage America, China Everbright Bank, CoVision Capital Group, Creditex, Dao Heng Bank, Deutsche Asset Management, Dresdner Kleinwort Wasserstein, Electronic Global Securities Asia Limited, FX Concepts, Hellman Jordan Management Company, LoanX, Morgan Keegan, Putnam Investments, Silvercrest Asset Management Group, Saigon Thuong Tin Commercial JS Bank, Vietnam Export Bank and Wiener Boerse AG.

Reuters

Reuters (www.about.reuters.com) is the leading global provider of financial information, news and technology solutions to financial institutions, the media, businesses and individuals. Reuters strength is our unique ability to offer customers a combination of content, technology and connectivity. Our premier position is founded on continuous technological innovation and a reputation for speed, accuracy, integrity and impartiality. We have over 18,000 staff in 97 countries, including some 2,498 editorial staff in 198 bureaux serving approximately 150 countries, making it the world’s largest international multimedia news agency. In 2001, Reuters had revenues of £3.9 billion.

Reuters and the sphere logo are the trade marks of the Reuters group of companies.

Microsoft is a trade mark or registered trade mark of Microsoft corporation in the United States and / or other countries.

This news release may be deemed to include forward-looking statements relating to Reuters within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are described in Reuters Annual Report and Form 20-F for the year to 31 December 2001 under the heading ‘Risk Factors’. Copies of the Annual Report and Form 20-F are available on request from Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ.